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                                                                  EXHIBIT 12.2


COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO
 OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

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
Mellon Bank Corporation (and its subsidiaries)
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                                                                                                              Quarter ended
                                                                                                                 March 31,
(dollar amounts in millions)                                                                              1999                1998
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
Income before income taxes and impact of accounting change                                                $363 (a)            $332
Fixed charges: interest expense (excluding
 interest on deposits), one-third of rental
 expense net of income from subleases,
 trust-preferred securities expense and
 amortization of debt issuance costs                                                                       155                 132
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       Total earnings (as defined), excluding
         interest on deposits                                                                              518                 464
Interest on deposits                                                                                       221                 229
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       Total earnings (as defined)                                                                        $739                $693
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Preferred stock dividend requirements (b)                                                                 $  -                $ 13
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Ratio of earnings (as defined) to fixed charges:
  Excluding interest on deposits                                                                          3.34 (a)            3.51
  Including interest on deposits                                                                          1.97 (a)            1.92
Ratio of earnings (as defined) to combined fixed charges and preferred stock dividends:
  Excluding interest on deposits                                                                          3.34 (a)            3.19
  Including interest on deposits                                                                          1.97 (a)            1.85
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(a)  The ratio of earnings (as defined) to fixed charges and the ratio of earnings (as defined) to combined fixed charges and preferred stock dividends for the quarter ended March 31, 1999, exclude from earnings (as defined) the $83 million pre-tax net gain from completed and pending divestitures. Had these computations included this net gain, the ratio of earnings (as defined) to fixed charges and the ratio of earnings (as defined) to combined fixed charges and preferred stock dividends both would have been 3.88 excluding interest on deposits and 2.19 including interest on deposits.

(b) Preferred stock dividend requirements represent the pretax amounts required to cover preferred stock dividends.

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